INVEST IN **HUSTLR, INC.**

Reshaping How Neighborhoods Get Work Done — A Smarter Way to Hire Local Labour


GigMarket.com
THE PLATFORM WHERE THE WORKERS FIND YOU
Download on the App Store
GET IT ON Google Play

gigmarket.com Tysons, VA

Technology Marketplace Mobile Apps

Highlights

1. 25,000+ Users Acquired Organically – Nearly zero CAC, driven by word-of-mouth and real demand.
2. $10M+ in Gig Volume – High-value transactions, with average gig size around $1,000 → strong LTV.
3. $10K+ MRR – Proven recurring revenue model, even pre-scale.
4. $1–2M Revenue Projected Post-Monetization – Without increasing marketing spend (not guaranteed)
5. Lean Operations–Burn rate under $10K/month with a high-output, in-house dev team→already broke even.
6. Extreme Capital Efficiency – Operating and scaling without waste.

7 2+Years of Raw User Data –Powering development of smart AI for matching, pricing, and trust scoring.

8 Growth Forecast–500K–700K users & $100M ARR with $1.3M in targeted marketing spend (not guaranteed)

Featured Investor



To Giang
Syndicate Lead

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Invested $20,000

Hello

"I've known Doug for over 10 years, and I've always admired his relentless drive and vision. Doug was a hustler long before GigMarket — someone who built from nothing and truly understands what it means to work hard for every opportunity. That's what makes GigMarket so authentic — it's created by someone who's lived the gig life himself and wants to make it better for everyone.Doug's passion and purpose are what set him apart. He's building GigMarket not just as a business, but as a mission to empower people, strengthen communities, and create real opportunities. I'm proud to support him and believe this platform will make a lasting impact on how people work and connect."

Team



Doug Nguyen Founder & CEO

18+ years in marketplaces, 2 successful e-commerce exits, and 14 years in sales. Doug's built and scaled platforms, led biz dev in defense, and knows exactly how to turn friction-heavy markets into scalable machines.



Tuan Do Co-Founder CTO

Manage a Virtual Offshore Development Team 22 years of IT exp. With Phd in Machine Learning System architect AI/ML expert Senior Dev at Amazon/AWS



Aahd "Ed" Bachiri CFO

15 years of experience in banking and finance, with leadership roles at Bank of America, United Bank, and now as Regional Manager at Wells Fargo. A trusted expert in both personal and business banking



Andrey Mikhalchuk Technical Lead

Andrey, veteran CTO & founder with 20+ years in AI, big data, SaaS & enterprise systems, has led teams for startups, Fortune 500s & agencies like FDA & DISA. As GigMarket's Technical Advisor, he drives scalable infrastructure & product innovation.



Phi Le Nguyen AI Expert

AI Expert - Director of Vietnam AI Institute Doan, BK.AI Center, Hanoi Vietnam Largest AI Lab in Vietnam Lecturer, Department Of Computer Science-Ph.D. Departments of Informatics, School of Mullidisciplinary Sciences, SOKENDAL, NII, Japan 2019.

GigMarket – Built by Community, For Community

It's your last day to move out, you're exhausted, and the buyer who just paid $800 for your couch wants it delivered. You can't lift it alone. You text friends, post online—nothing. No help shows up. Buyer leaves. Deal dead.

And you think, *"I would've paid someone $50 just to help for 15 minutes."* But no one was available when you needed them.

Now imagine if local help was just one tap away. A neighbor, a student, someone nearby looking to earn—pinged in seconds. No friction. No middlemen.

There *are* people out there who want quick, honest gigs—but they're lost in spammy listings, chasing bad leads.

Craigslist and Facebook once connected people with community-driven simplicity. Then big platforms added fees, friction, and facelessness.

GigMarket is bringing the soul back to local work—with smart, human-first tech that just works.


WHAT'S BROKEN?
No instant connection
Unfiltered listings


Missed opportunities
No trust
Too expensive
The gig economy promised freedom. It delivered chaos.

Our Origin Story

"When I first landed in the U.S. nearly 20 years ago, I didn't know a soul. Craigslist became my lifeline—my first bike, my first gig, my first apartment. It shaped how I survived here."

— Doug, Founder

Years later, while flipping furniture out of 15 packed U-Haul units, Doug hit a wall. Customers wanted to buy heavy furniture and *he* had no one around to help. That's when he thought "what if I could just say what I needed, drop a pin, and someone shows up within 15 minutes?"

And **GigMarket** was born.


HELP IS ALL AROUND US
BUT WE CAN'T REACH IT
BABYSITTER
DELIVERY DRIVER
GARDENER
HANDYMAN
MECHANIC
CLEANER
HOME CHEF
GigMarket

The Problem Isn't the Help. It's How We Find It.

We don't have a shortage of people who need flexible work. And we don't have a shortage of people who need help with quick jobs.

There's no simple, trustworthy, instant way to connect those two things.

Craigslist used to come close. Take it from our founder who arrived in the U.S. 20 years ago with no money, no job, no connections. Craigslist helped him buy his first $40 bike, find his first apartment, and land his first gig. It was scrappy and clunky, but it worked!

Over the years, platforms like TaskRabbit, ANGI, and others have replaced it. But, they have gotten bloated with fees, corporate overhead, and friction.

They lost the heart of the marketplace model. That feeling of, "Hey, neighbor. Need a hand?


FIXING WHAT'S BROKEN IN LOCAL WORK
THE GAP
1. No reliable platform
2. Ghosting & messy scheduling
3. No trust or transparency
WHAT GIGMARKET DELIVERS
1. Reliable infrastructure
2. Instant trusted matches
3. Local community powered

GigMarket is the Solution ✅

GigMarket is the modern-day marketplace built on the old-school values of community, trust, and hustle. It's Craigslist and Facebook Marketplace, reimagined. We're getting back to the lovable simplicity of old platforms with 2025 tech under our belts.

We're a community-first marketplace where people can:

- Get local help instantly
- Pay fairly and directly
- Work on their own terms

We're built for 2 groups – everyday people who want fast, affordable help and skilled local workers who want consistent income without chasing listings.

Just real people helping real people on a platform that makes it instant, safe, and seamless. We're bringing back the community, one gig at a time.

Why Now?



WE'RE BUILDING WHAT THE GIG ECONOMY FORGOT
STILL WAITING FOR ITS LEADER
$625B
MARKET
17.4% ANNUAL GROWTH
$4,300
YEAR
SPENT BY HOMEOWNERS
63%
URBAN RENTERS

The gig economy isn't just growing—it's reshaping how America works. Over **60 million people** now earn income through gig work, and the market is on track to surpass **$1 trillion** by the end of the decade.

Meanwhile:

- Households spend over $500B a year on everyday services

- Households spend over $500B a year on everyday services —like moving, hauling, repairs, and cleaning
- **Urban renters and homeowners** are constantly posting last-minute needs—but can't find reliable, local help fast
- Workers want flexibility and cash gigs, but they're stuck chasing leads across outdated platforms

There's no fast, trusted, modern marketplace built for these hyperlocal, everyday jobs.

We're building the infrastructure that unlocks the real potential of the gig economy—right in your neighborhood.

What We've Built (With No VC & No Corporate Backing)



2 YEARS OF BOOTSTRAPPED GROWTH WITH OUR COMMUNITY
FROM LAUNCH IN LATE 2022 TO TODAY, HERE'S WHAT WE'VE ACHIEVED
01
25,000+ USERS
In the Washington DC metro area
02
$10 MILLION+ GMV
(gig job volume processed through the platform)
03
$10,000 + MRR
(monthly recurring revenue)
04
$0.50/USER CAC
(super low cost to acquire each user)
ALL THIS, WITHOUT OUTSIDE FUNDING. JUST OUR TEAM AND OUR USERS.

In just 2 years, we've bootstrapped our way up and grown with our community.

- We've reached 25,000+ users in the Washington DC metro area

- Moved $10 million+ in gig job volume
- Generated $10,000+ in Monthly Recurring Revenue (MRR)
- Acquired users for just $0.5


GigMarket Growth Trajectory (2022–2025)
Gig Volume ($M)
Users (K)
Growth Metrics
Year
0
5
10
15
20
25
2022
2023
2024
2025

Future projections are not guaranteed.

Most importantly, we've proven that people still want simplicity, speed, and trust. And they'll pay for it.

How It Works:


Demo Gigmarket
Copy link
Create Your Gig
1. Click on Create Gig Button.
Title, Description and choose Work type.
your location for nearby Worker.
4. Add Few Images for your Gig.
5. Set your Price or budget.
6. Click submit to make your Gig live.
Watch on YouTube

For customers, it's as simple as posting a task and getting matched with a nearby, rated worker. Then, they pay through the app with secure, transparent pricing. There's no ghosting and no complicated scheduling.

For workers, a $50 a month subscription gives them unlimited access to local gigs. Our system uses smart matching to make sure that they get jobs that relate to them without bidding or

chasing.

Our platform handles the chaos through instant matches, trust scoring, predictive pricing, and filtering.


HOW GIGMARKET WORKS FOR CUSTOMERS AND WORKERS
CUSTOMER FLOW
POST A TASK
GET MATCHED INSTANTLY
PAY VIA APP
TRANSPARENT PRICING
PLATFORM ENGINE
TRUST SCORE
PREDICTIVE PRICING
CHAOS HANDLING
WORK FLOW
BUILD YOUR OWN PROFILE & PROMOTE YOURSELF EASILY
DIRECT ACCESS TO LOCAL GIGS
FLEXIBLE WORK
FAST PAYMENTS
VERIFIED AND TRUSTED COMMUNITY

What Makes Us Different?

GigMarket combines the trust and simplicity of old-school marketplaces with today's smart tech. But here's what makes it even more game-changing:

- AI is Coming – We've spent 2 years collecting real, raw gig data from actual users. With your help, we'll build the GigMarket AI Engine—matching workers, pricing jobs, and boosting trust at scale.
- No middlemen. Just a smart tool. Just results – We streamline the transaction and empower both sides.
- It feels local (because it is local)– Real people. Real neighborhoods. Real work.


BUILT ON DATA.
POWERED BY AI.
Our Smart Engine Makes Every Gig Seamless
AI


GIGS
RAW DATA
REAL WORKERS
OUTPUTS
✓ SMART MATCHING
✓ TRANSPARENT PRICING
✓ TRUST BOOST
✓ HYPERLOCAL
BUILT ON REAL PEOPLE, MADE SMART WITH AI. REVENUE-READY.

Revenue

At scale, GigMarket could becomes a $100M+ revenue business across America in a short time (not guaranteed) driven by three powerful streams:

Here's how our bottom-up sizing works:

At 50K users per region:

- Transaction Fees: $140K–$160K/month
- Worker Subscriptions: $20K/month in recurring revenue
- Local Advertising: $14K–$16K/month

- Target Users: 3M gig workers by 2027 - 2028
- Serviceable Users per City: Estimated Average 50,000+ active users per major metro
- Revenue per region (based on 50k users per region): ~$185k monthly (from subscriptions, commissions, ads)
- Total Addressable Revenue: With just 3M users across 45-50 cities, GigMarket could generate a minimum of ~ $100M Captured ARR (or $600M Total GMV), representing only a fraction of the national market

GIGMARKET'S PATH TO $100M ARR



Months 12-24
Months 06-12
Months 01-06
PHASE 3
$1.3M
CITY EXPANSION
Scale to 10 cities
Target: 500K-700K users
Goal: $100M ARR
PHASE 2
$500K
AI INTEGRATION
AI matching + trust scoring
Goal: $500K MRR
PHASE 1
$200K - REVENUE CAPTURE
Activate payments
Goal: $75K MRR

Forward-looking projections cannot be guaranteed.

GigMarket is positioned at the heart of a massive and fast-growing opportunity. The Global gig economy is surging toward **$582 billion by the end of 2025**, growing at **17% annually—yet no single platform has claimed the crown**. The space is wide open for a trusted, human-centered leader to emerge.

What our users say about us:

GIGMARKET USER REVIEWS

Miguel Zamudio (WORKER)

"MY NAME IS MIGUEL ZAMUDIO, I'M A CONTRACTOR WITH OVER 25 YEARS OF EXPERIENCE... GIGMARKET IS THE BEST APP HANDS DOWN!"

★★★★★

Chasimae Bunch (WORKER)

"THIS PLATFORM ALLOWS ME TO EARN EXTRA INCOME

FOR SCHOOL SUPPLIES AND DEBT REPAYMENT. THE PEOPLE ARE NICE AND VERY HELPFUL!"

★★★★★

Yining Cao (CUSTOMER)

"GIGMARKET STREAMLINED MY HOME IMPROVEMENT PROJECTS, CONNECTING ME WITH RELIABLE PROFESSIONALS LIKE DAVID. THE APP IS INDISPENSABLE!"

★★★★★

Lyndon Whitmore (CUSTOMER)

"PERFECT EXPERIENCE! GOT MY KITCHEN FAUCET FIXED QUICKLY AND AFFORDABLY. HIGHLY RECOMMEND GIGMARKET FOR SERVICE NEEDS."

★★★★★

Vinod Kumar Talluri (CUSTOMER)

"GIGMARKET SIMPLIFIED MY LIFE. RAUL FIXED MY RENTAL PROPERTY'S DECK RAILING EFFICIENTLY AT A REASONABLE PRICE. EXCEPTIONAL PLATFORM!"

★★★★★

What We're Raising and Why

We're kicking off with a $200K raise as Phase 1 of a $2M plan to complete the GigMarket Engine and build the next generation of trusted, local marketplaces. Where would this money go?


WHERE WE'RE INVESTING THE FIRST $200K
MARKETING
$10,000 | 5%
Brand Kickoff
UX/UI REDESIGN
$90,000 | 45%
Boosting User Experience & Visual Design
AI ENGINE
$30,000 | 15%
Matching & Trust
5%
15%
45%


15%
20%
LOCAL EXPANSION
$30,000 | 15%
NY + LA Launch
NEW PAYMENT INTEGRATION
$40,000 | 20%
Seamless & Safer Transactions.
User Protection & Verification
Security Enhancement
STRATEGIC ALLOCATION TO SCALE FASTER, BOOST TRUST, AND EXPAND LOCALLY.

This round gets us to 50,000 users in the D.C. region, and additional 25k more users in other cities, fully deployed smart matching AI, and launching in 1-2 new cities. And ultimately bring $75K monthly recurring revenue. We're also redesigning the entire app experience to make it smoother, safer, and more community-driven—giving users a better way to connect, transact, and get things done.

From there, we scale to 10 then 25+ metros using a proven formula and the revenue engines to back it.

Why We're Raising on WeFunder

Community is at the center of all that we do. We didn't want to raise from VCs who would pressure us to maximize fees or strip down the product to extract value. That's not the future we want to build.

We believe in platforms that serve people. That's why we're asking our customers, supporters, neighbors, and community to be our investors.

Imagine a World Where...

- You tap your phone and trusted local help arrives – quickly.
- College kids, single moms, and skilled workers earn $50-$500 a day!
- AI handles matching, pricing, trust-scoring, and safety automatically
- Every city has its own thriving GigMarket community.

That's the world we're building. And it starts here, with you.

THE TEAM



DOUG NGUYEN M.SC

Founder and CEO
Sales, Marketing & Growth

Experiences:

- 18 years of Marketplace experience. Built 2 successful ecommerce businesses
- 14 years of Sales experience
- 3 years working for a defense company in business development



TUAN DO PH.D

Co-Founder and CTO.
Manages virtual offshore team

Experiences:

- 22 years of IT exp. With Phd in Machine Learning
- System architect AI/ML expert
- Senior Dev at Amazon/AWS



AHAD "ED" BACHIRI

CFO

Experiences:

- Ed brings over 15 years of experience in banking and finance, having held leadership roles at Bank of America, United Bank, and currently serving as Regional Manager at Wells Fargo.
- A trusted expert in both personal and business banking, Ed oversees GigMarket's financial strategy, investor relations, and long-term fiscal planning as we scale and expand across markets.



ANDREY MIKHALCHUK

Technical Lead

Experiences:

- Andrey is a veteran CTO, systems architect, and founder with 20+ years of experience building advanced tech platforms in AI, big data, SaaS, and enterprise systems.
- He has led technical teams for startups, Fortune 500 clients, and government agencies, including FDA and DISA. As GigMarket's Technical Advisor, Andrey brings deep expertise in scalable infrastructure, product architecture, and emerging technologies to support our platform's long-term vision.



PHI LE NGUYEN PH.D

AI/ML Advisor - Director of Vietnam AI Institute

Experiences:

- Dean, BK.AI Center, Hanoi Vietnam - Largest AI Lab in Vietnam
- Lecturer, Department Of Computer Science Ph.D.
- (Departmentn of Informatics, School of Multidisciplinary Sciences, SOKENDAI, National institute of Informatics, Japan, 2019)



JOSH FRANKEL

Business Advisor

Experiences:

- Josh brings over 15 years of expertise in design, marketing, and growth strategy.
- Previously, he served as Vice President of Marketing at LogicBoost Labs and as Website Lead at Thycotic.
- Josh has helped startups achieve scale through branding, SEO, and CRO.
- He now advises GigMarket on business strategy and market positioning.


ITAY FORER
Strategy Advisor
Experiences:
• A Y Combinator alum and serial entrepreneur, Itay has coached over 300 founders and helped scale multiple startups.
• He co-founded Cleanly (now ByNext) and has launched several AI ventures.
• With extensive expertise in strategy, fundraising, and go-to-market execution, he advises GigMarket on business growth and long-term planning.
JULIEN GEFFRIAUD
Growth Advisor
Experiences:
• Julien has led growth initiatives for more than 30 startups and served as Operating Partner at Newfund Capital.
• He scaled 99Taxis by 400%, helped Boatsetter prepare for its Series B round, and drove $70M in loans at Noverde.
• Julien now supports GigMarket's growth strategy and go-to-market execution.
PAUL MURPHY
Design and Technical Advisor
Experiences:
• Paul is the founder and CEO of 3Advance, a top-rated app development studio known for building impactful, user-focused mobile and web apps for startups and non-profits.
• With 20+ years in product, design, and engineering, Paul brings deep expertise in UI/UX, full-stack development, and AI integration.
• He advises GigMarket on design strategy, product scalability, and user experience.

We're Already Moving Fast. Join Us.

We're not pitching an idea. We're scaling a product that's already working. The momentum is real, the numbers are real, and the vision is clear.

There's a massive hole in the labor economy. We're filling it with the first truly modern infrastructure for local work.

If we succeed? We become the backbone of how America gets stuff done.

So the only question is: will you be a part of the early believers who helped make it happen?

Invest in GigMarket today and support our mission to bring community back so you never have to go without an extra helping hand again.


Reconnect
help with those who
need it


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